# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mill City Ventures III, Ltd, CIK 0001425355
CUSIP: 59982U200
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1907 WAYZATA BOULEVARD, SUITE 205, WAYZATA, Minnesota (MN), 55391
Date of event which requires filing of this statement: 03/14/2025
Filed by CIK 0000903291
Persons authorized to receive notices and communications: Lyle A. Berman, 10275 Wayzata Blvd., Suite 100, Minnetonka, Maryland (MD), 55305, 952-956-2875

## Reporting persons
- BERMAN LYLE (CIK 0000903291): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 315,556; shared voting power 0; sole dispositive power 315,556; shared dispositive power 0; aggregate amount beneficially owned 315,556 (5.2% of the class)
  Comment: Note to Section 7,9,11 and 13: Based on 6,062,773 shares of common stock of the issuer that were issued and outstanding as of the date of the filing of this document.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Name of issuer: Mill City Ventures III, Ltd
Address of issuer's principal executive offices: 1907 WAYZATA BOULEVARD, SUITE 205, WAYZATA, Minnesota (MN), 55391

## Item 2. Identity and Background
Name of person filing: Lyle Berman
Residence or business address: 130 Cheshire Lane, Minnetonka, MN 55305
Present principal occupation or employment: Not applicable
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funded entirely with personal capital

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person is a director of the issuer. This filing is being made solely as a result of a decrease in the number of issued and outstanding shares of the issuer's common stock, which in turn resulted from the issuer's repurchases of shares during May 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 315,556 shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: 315,556 sole voting and sole dispositive power
Transactions in the class effected during the past sixty days: The reporting person effected no transactions during the last 60 days. This filing is being made solely as a result of a decrease in the number of issued and outstanding shares of the issuer's common stock, which in turn resulted from the issuer's repurchases of shares during May 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The reporting person is a director of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- BERMAN LYLE: /s/ Lyle Berman, Lyle Berman (06/24/2025)